UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-140637

(Check One):       ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:    March 31, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PREMIER POWER RENEWABLE ENERGY, INC.
Full name of registrant:

Former name if applicable:

4961 Windplay Drive, Suite 100
Address of principal executive office (Street and number):

El Dorado Hills, California 95762
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

½ ½ ½ ½ ☒ ½ ½ ½ ½ ½	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has experienced a delay in completing the information necessary for including in its March 31, 2009 Form 10-Q Quarterly Report (the “Quarterly Report”). The Company expects to files the Quarterly Report within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jamie H. Kim, Esq.	(310)	208-1182
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X ] Yes   [  ] No

As reported in the Company’s Current Report on Form 8-K filed on September 11, 2008, the Company (then named “Harry’s Trucking, Inc.”) acquired the business that now constitutes our current operations, by executing a Share Exchange Agreement (“Exchange Agreement”) by and among the Company, the Company’s then majority stockholder, Premier Power Renewable Energy, Inc., a California corporation (“Premier Power California”), and the stockholders of Premier Power California who, immediately prior to the closing of the transactions contemplated by the Exchange Agreement, collectively held 100% of Premier Power California’s issued and outstanding share capital (the “PPG Owners”).  Hereinafter, this share exchange transaction is described as the “Share Exchange.”

Under the Exchange Agreement, the Company completed the acquisition of all of the equity interests of Premier Power California held by the PPG Owners through the issuance of 24,218,750 restricted shares of common stock of the Company to the PPG Owners.  As a result of the Share Exchange, the PPG Owners became our controlling stockholders, and Premier Power California became the Company’s wholly owned subsidiary.  In connection with Premier Power California becoming the Company’s wholly owned subsidiary, the Company acquired the business and operations of Premier Power California, and Premier Power California’s wholly owned subsidiaries, Bright Future Technologies, LLC, a Nevada limited liability company, and Premier Power Sociedad Limitada, a limited liability company formed in Spain, became the Company’s indirect wholly owned subsidiaries.  The closing of the Share Exchange occurred on September 9, 2008.  The above description of the Share Exchange is qualified in its entirety with reference to the Company’s Current Report on Form 8-K, together with the exhibits included with such report, as filed with the SEC on September 11, 2008.

The Share Exchange was accounted for under the purchase method of accounting as a reverse acquisition.  For accounting and financial reporting purposes, the Company was treated as the acquired company, and Premier Power California was treated as the acquiring company.  Consequently, the Share Exchange is treated as a recapitalization of Premier Power California, and, thus, the assets, liabilities, and historical operations that will be reflected in the consolidated financial statements for the quarterly period ended March 31, 2009 are those of Premier Power California and are recorded at the historical cost basis of Premier Power California.  The Company’s assets and liabilities are consolidated as of the effective date of the Share Exchange and are recorded at their net tangible book value.  The Company’s results of operations are consolidated with Premier Power California commencing the effective date of the Share Exchange.  Accordingly, the amounts reflected in the Company’s financial statements for the quarter ended March 31, 2009, including, but not limited to, the Company’s revenue, net profit, assets, liabilities, and shareholder's equity will differ significantly from that reported in the previous year's Quarterly Report on Form 10-QSB filed for the corresponding fiscal quarter in 2008.

PREMIER POWER RENEWABLE ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	/s/ Dean Marks
Dean Marks
Chief Executive Officer